Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

October 22, 2020

FILED VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Trust for Advised Portfolios (the “Registrant”)
File Nos.: 333-108394 and 811-21422

Dear Sir or Madam:

The Registrant has enclosed herewith for filing electronically with the Securities and Exchange Commission the Registrant’s registration statement on Form N-14 under the Securities Act of 1933, as amended, including certain exhibits. This Form N-14 is being filed in connection with the proposed reorganization of the USCA Premium Buy-Write Fund (the “Target Fund”), currently advised by USCA Asset Management LLC, which is a series of USCA Fund Trust, into a newly created series of the Registrant, the Ziegler FAMCO Hedged Equity Fund (the “Acquiring Fund”), to be advised by Ziegler Capital Management, LLC.

It is anticipated that this Registration Statement will become effective on November 21, 2020, the 30th day after filing pursuant to Rule 488 under the 1933 Act. If shareholders of the Target Fund approve the reorganization and all other closing conditions are met, the reorganization will take effect on or about December 21, 2020, or such other date as the parties may agree.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at 626-914-7372 or scott.resnick@usbank.com.

Sincerely,

/s/ Scott Resnick
Secretary
Trust for Advised Portfolios